[Total Letterhead]

September 7, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: Brad Skinner

Re:	TOTAL S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed March 28, 2011

File No. 1-10888

Dear Mr. Skinner:

Thank you for your letter dated July 25, 2011, setting forth the Staff’s comment relating to our annual report on Form 20-F for the year ended December 31, 2010 filed March 28, 2011. Set forth below is the response of TOTAL S.A. (the “Company”) to the Staff’s comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

1.

We note your disclosure that proved reserves include the proved reserves of two companies accounted for under the cost method. Please tell us why you believe inclusion of these reserves is consistent with the guidance in ASC 932-235-50-8. Please also tell us the total oil, bitumen or gas proved reserve volumes related to these cost method investments for all periods presented.

Mr. Brad Skinner

Securities and Exchange Commission

We have, consistently over the years, included in our proved reserves the amounts related to the reserves of two entities accounted for under the cost method. These reserves represent 79 million barrels of oil equivalent over 10,695 million barrels of oil equivalent at year-end 2010 (i.e., 0.7% of the Company’s proved reserves).

We have always considered these two investments as oil and gas assets rather than financial participations due to the Company’s involvement in the hydrocarbon producing activities. The Company participates actively in the management of these two entities by having representatives on the finance and technical committees of each entity.

As ASC 932-235-50-8 provides that an entity should disclose reserve quantities separately for both consolidated entities and the entity’s share of equity method investees, we propose in our future filings to identify separately the amount of reserves for these two entities accounted for under the cost method.

The concerned reserves are gas only. The corresponding volumes in million barrels of oil equivalent are:

Balance as of December 31, 2007	102
Revisions of previous estimates	0
Production 2008	8
Balance as of December 31, 2008	94
Revisions of previous estimates	0
Production 2009	8
Balance as of December 31, 2009	87
Revisions of previous estimates	0
Production 2010	8
Balance as of December 31, 2010	79

For future correspondence relating to the Form 20-F, we would appreciate it very much if you would copy Andrew Zdrahal of the Company’s Legal Department (fax: +33-1- 4744-4876) and Krystian Czerniecki of Sullivan & Cromwell LLP (fax: +33-1-7304-1010).

As requested, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Mr. Brad Skinner

Securities and Exchange Commission

Please direct any questions or comments regarding this letter to the undersigned at +33-1-4744-4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at +33-1-7304-5880.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

cc:	John Cannarella

Mark Wojciechowski

(Securities and Exchange Commission)

Jonathan Marsh

Andrew Zdrahal

(TOTAL S.A.)

Krystian Czerniecki

Anca Paraian

(Sullivan & Cromwell LLP)